EXHIBIT (a)(5)

April 1, 2005

Dear Stockholder:

On behalf of the Board of Directors of Digital Impact, Inc., I am pleased to inform you that on March 25, 2005, Digital Impact agreed to be acquired by Acxiom Corporation. Adam Merger Corporation, a wholly owned subsidiary of Acxiom, has today commenced a tender offer to purchase all outstanding shares of common stock of Digital Impact at a price of $3.50 per share in cash.

After successful completion of the tender offer, Adam Merger Corporation will be merged with Digital Impact, and any Digital Impact common stock not purchased in the tender offer will be converted into the right to receive an amount in cash equal to $3.50 per share.

The Board of Directors of Digital Impact has unanimously approved the merger agreement with Acxiom, and determined that the tender offer and the merger are advisable, fair to and in the best interests of the Company’s stockholders. The Board of Directors unanimously recommends that you tender your shares in the tender offer.

A copy of Digital Impact’s solicitation/recommendation statement is enclosed. It contains additional information relating to the tender offer and the merger, including a description of the reasons for your Board of Directors’ recommendations described above. Also enclosed are Adam Merger Corporation’s offer to purchase, dated April 1, 2005, a letter of transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

William Park
President, Chief Executive Officer and Chairman of the Board